Exhibit 99.1

Sonim Announces Adjournment of Annual Meeting of Stockholders Due to Lack of Quorum

AUSTIN, TEXAS — October 26, 2021 — Sonim Technologies, Inc. (“the Company” or “Sonim”) (Nasdaq: SONM), today announced that the Company’s 2021 Annual Meeting of Stockholders, on October 26, 2021 at 9:00 a.m., was convened and adjourned, without any business being conducted, due to lack of the required quorum.

A quorum consists of a majority of the outstanding shares entitled to vote. There were fewer than a majority of outstanding shares entitled to vote, either present in person or represented by proxy, at the Annual Meeting. The Annual Meeting therefore had no quorum and was adjourned to 9:00 a.m. Pacific Time on Friday, November 12, 2021 at 1875 S. Grant Street, Suite 750, San Mateo, CA 94402 to allow additional time for the Company’s stockholders to vote on the proposals set forth in the Company’s definitive proxy statement filed with the Securities and Exchange Commission on September 23, 2021.

During the period of adjournment, the Company will continue to solicit votes from its stockholders with respect to the proposals set forth in the proxy statement.

Only stockholders of record as of the record date, September 13, 2021, are entitled to and are being requested to vote. At the time the Annual Meeting was adjourned, proxies had been submitted by stockholders representing approximately 38% of the shares of the Company’s common stock outstanding and entitled to vote at the Annual Meeting. Proxies previously submitted in respect of the Annual Meeting will be voted at the adjourned Annual Meeting unless properly revoked, and stockholders who have previously submitted a proxy or otherwise voted need not take any action.

The Company encourages all stockholders of record on September 13, 2021 who have not yet voted to do so before November 11, 2021 at 11:59 p.m., Eastern Time.

About Sonim Technologies, Inc.

Sonim Technologies is a leading U.S. provider of ultra-rugged mobility solutions designed specifically for task workers physically engaged in their work environments, often in mission-critical roles. The Sonim solution includes ultra-rugged mobile phones, a suite of industrial-grade accessories, and data and workflow applications which are collectively designed to increase worker productivity, communication and safety on the job site. For more information, visit www.sonimtech.com.

Sonim Technologies Contacts

Robert Tirva, Chief Operating Officer

Sonim Technologies, Inc.

IR@sonimtech.com

Matt Kreps, Managing Director

Darrow Associates Investor Relations

mkreps@darrowir.com

(214) 597-8200